FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of November 2011

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit No.

1.	Supplement for Financial Highlights – Six months ended September 30, 2011

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-169682) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 30, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: November 9, 2011	By:	/s/ Shinji Iwai
Name: Shinji Iwai
Title: Senior Managing Director

Presentation of Financial and Other Information

As used in this Form 6-K, references to “Nomura” or “NHI” are to Nomura Holdings, Inc. and its consolidated entities.

Unless otherwise stated, references in this Form 6-K to “yen” are to Japanese yen. Amounts shown in this Form 6-K have been rounded to the nearest indicated digit unless otherwise specified. In tables and paragraphs with rounded figures, sums may not add up due to rounding.

Except as otherwise indicated, all financial information with respect to Nomura presented in this Form 6-K is presented on an unaudited consolidated basis in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Supplement for Financial Highlights – Six months ended September 30, 2011

Nomura reported net revenue of 632.0 billion yen, loss before income taxes of 10.3 billion yen, and net loss attributable to NHI shareholders of 28.3 billion yen for the six months ended September 30, 2011. Basic and diluted-net loss attributable to NHI shareholders per share were both 7.81 yen. Annualized return on shareholders’ equity1 was negative 2.7%.

i.)	Financial position

As of September 30, 2011, Nomura’s total capital ratio2 was 19.6% and its Tier 1 capital ratio2 was 15.8%. Nomura had total assets of 36.9 trillion yen, an increase of 242.7 billion yen compared to March 31, 2011, due primarily to increases in Office buildings, land, equipment and facilities, Trading assets, and etc. Total liabilities as of September 30, 2011 were 34.6 trillion yen, an increase of 19.9 billion yen compared to March 31, 2011, due primarily to increases in Other liabilities, Long-term borrowings, and etc. Total equity as of September 30, 2011 was 2.3 trillion yen, an increase of 222.7 billion yen compared to March 31, 2011, due primarily to increase in Noncontrolling interests. Leverage ratio as of September 30, 2011 was 18.1 times and adjusted leverage ratio3 was 11.0 times.

[1]	Annualized return on shareholders’ equity is a ratio of net income (loss) attributable to NHI shareholders to total NHI shareholders’ equity multiplied by two.
[2]	These ratios represent preliminary estimates as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended September 30, 2011.

Nomura has been assigned as saishu shitei oyagaisha (an “Ultimate Designated Parent Company”) who must calculate consolidated regulatory capital adequacy ratio according to “the Criteria for judging the appropriateness of capital adequacy status of Ultimate Designated Parent Company and its affiliates in the context of their own asset holdings, etc.” (the “Upstream Consolidated Regulatory Capital Notice”) in April 2011. Since then Nomura calculates Basel II based consolidated regulatory capital adequacy ratio in accordance with the Upstream Consolidated Regulatory Capital Notice. Total capital ratio and Tier 1 capital ratio are non-GAAP financial measures that Nomura considers to be useful measures that Nomura and investors use to assess financial position.

[3]

Adjusted leverage ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. Adjusted leverage ratio equals total assets less securities purchased under agreements to resell and securities borrowed divided by total NHI shareholders’ equity.

ii.)	Expenses

Non-interest expenses for the six months increased by 26.6% from the same period in the prior fiscal year to 642.2 billion yen.

iii.)	Capital and Other Balance Sheet Metrics

As of September 30, 2011, total NHI shareholders’ equity was 2.3 trillion yen, which represented an increase of 222.7 billion yen compared to March 31, 2011.

Level 3 assets (net)4 were approximately 0.7 trillion yen as of September 30, 2011.

iv.)	Value at Risk

Value at risk5 as of September 30, 2011 was 5.2 billion yen, which represents a 17.5% decrease compared to March 31, 2011.

v.)	Cash Dividends

	For the year ended March 31
	2011	2012	2012 (Plan)
		(Yen amounts)
Dividends per share
dividends record dates
At June 30	—	—	—
At September 30	4.00	4.00	—
At December 31	—	—	—
At March 31	4.00	—	Unconfirmed
For the year	8.00	—	Unconfirmed

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts. Fiscal year 2012 Q4 dividend amount is not presented for the reasons stated above. Nomura plans to forgo dividend distribution for Q3 of fiscal year 2012.

vi.)	Number of employees

As of September 30, 2011, Nomura had 35,697 employees globally (Japan: 22,183, Europe: 4,492, Americas: 2,537, Asia-Pacific (includes Powai office in India: 6,485).

[4]	This amount represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended September 30, 2011.

Level 3 assets (net) is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position. The level 3 assets (net) equals level 3 assets after netting off derivative assets and liabilities.

[5]	Value at risk is defined at 99% confidence level (2.33 standard deviations). Time horizon for outstanding portfolio is one day. Inter-product price fluctuations are considered.

vii.)	Others

(1)	Changes in Significant Subsidiaries during the Period

In May 2011, Nomura increased its stake in Nomura Land and Building Co., Ltd. (“NLB”) by acquiring additional NLB shares and thereby made it a subsidiary. As a result, Nomura Real Estate Holdings, Inc., a subsidiary of NLB, became a Specified Subsidiary of Nomura. Due to this business combination with NLB, income before income taxes for the three months ended June 30, 2011 increased by 24.3 billion yen. In addition, through share exchange in July 2011, NLB became a wholly owned subsidiary of Nomura.

(2)	Changes in Accounting Policies

Not applicable.

Further, during the three months ended June 30, 2011, an insurance company became a subsidiary of Nomura (“insurance subsidiary”). Nomura measures the non-trading securities that are held by the insurance subsidiary at fair value, with changes in fair value recognized through other comprehensive income (loss) after tax effects are adjusted.

Six months ended September 30, 2011 - Business Highlights

Net revenue was 632.0 billion yen, an increase of 18.0% from the same period of the prior fiscal year. Non-interest expenses were 642.2 billion yen, an increase of 26.6% compared to the same period of the prior fiscal year. Loss before income taxes was 10.3 billion yen.

•

Net revenue in Retail was 178.2 billion yen, a decrease of 10.3% from the same period of the prior fiscal year. The primary factor for the decrease in net revenue was decreasing commissions for distribution of investment trusts and brokerage commissions.

•

Net revenue in Asset Management was 34.8 billion yen, an increase of 8.9% compared to the same period of the prior fiscal year. Assets under management as of September 30, 2011 were 22.7 trillion yen, a decrease of 2.0 trillion yen from 24.7 trillion yen as of March 31, 2011.

•

Net revenue in Wholesale was 220.6 billion yen, a decrease of 18.9% compared to the same period of the prior fiscal year. The primary factor for the decrease in net revenue was a decrease in net gain on trading.

•	Nomura maintained Tier 1 capital ratio[6] of 15.8% as of September 30, 2011.

[6]	This ratio represents a preliminary estimate as of the date of this supplement release and may be revised in Nomura’s Quarterly Securities Report on Form 6-K for the period ended September 30, 2011.

Nomura has been assigned as saishu shitei oyagaisha (an “Ultimate Designated Parent Company”) who must calculate consolidated regulatory capital adequacy ratio according to “the Criteria for judging the appropriateness of capital adequacy status of Ultimate Designated Parent Company and its affiliates in the context of their own asset holdings, etc.” (the “Upstream Consolidated Regulatory Capital Notice”) in April 2011. Since then Nomura calculates Basel II based consolidated regulatory capital adequacy ratio in accordance with the Upstream Consolidated Regulatory Capital Notice. Tier 1 capital ratio is a non-GAAP financial measure that Nomura considers to be a useful measure that Nomura and investors use to assess financial position.

Business Segment Information

Retail

Net revenue in Retail for the six months ended September 30, 2011 was 178.2 billion yen, a 10.3% decrease from the same period of the prior fiscal year. The primary factor for the decrease in net revenue was decreasing commissions for distribution of investment trusts and brokerage commissions. Non-interest expenses increased by 5.2% to 145.4 billion yen. As a result, income before income taxes decreased by 45.9% to 32.7 billion yen.

Retail client assets as of September 30, 2011 were 66.1 trillion yen, comprised of 32.6 trillion yen in equities, 5.7 trillion yen in foreign currency bonds, 13.1 trillion yen in domestic bonds, 7.0 trillion yen in stock investment trusts, 4.2 trillion yen in bond investment trusts, 1.4 trillion yen in overseas mutual funds, and 2.1 trillion yen in other7 assets.

Operating Results of Retail

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2011 (A)	September 30, 2010 (B)
Net revenue	178.2	198.7	(10.3)
Non-interest expenses	145.4	138.2	5.2

Income (loss) before income taxes	32.7	60.5	(45.9)

Asset Management

Net revenue increased by 8.9% from the same period of the prior fiscal year to 34.8 billion yen. Non-interest expenses decreased by 4.9% to 22.6 billion yen. As a result, income before income taxes increased by 48.9% to 12.2 billion yen. Assets under management were 22.7 trillion yen as of September 30, 2011, decreased by 2.0 trillion yen from March 31, 2011.

In addition, Nomura Asset Management’s share of public investment trust market in Japan as of September 30, 2011 was 21.9%8,9. Market share in Japan for public stock investment trusts was 17%8,9, while market share for public bond investment trusts was 43%8,9.

Operating Results of Asset Management

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2011 (A)	September 30, 2010 (B)
Net revenue	34.8	32.0	8.9
Non-interest expenses	22.6	23.8	(4.9)

Income (loss) before income taxes	12.2	8.2	48.9

Note:	Nomura Bank (Luxembourg) S.A. in Asset Management was integrated to Other business in April 2011.
Certain reclassifications of previously reported amounts have been made to conform to the current presentation.

[7]	Includes annuity insurance.
[8]	Nomura Asset Management Co., Ltd. only.
[9]	Source: The Investment Trusts Association, Japan.

Wholesale

Net revenue decreased by 18.9% from the same period of the prior fiscal year to 220.6 billion yen. Non-interest expenses increased by 1.0% to 308.5 billion yen. As a result, loss before income taxes was 88.0 billion yen.

Operating Results of Wholesale

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2011 (A)	September 30, 2010 (B)
Net revenue	220.6	272.0	(18.9)
Non-interest expenses	308.5	305.5	1.0

Income (loss) before income taxes	(88.0)	(33.5)	—

Within Wholesale, Global Markets net revenue decreased by 15.8% from the same period of the prior fiscal year to 202.7 billion yen. Non-interest expenses decreased by 0.2% to 245.6 billion yen. As a result, loss before income taxes was 42.9 billion yen. In Investment Banking, net revenue decreased by 42.8% to 17.9 billion yen from the same period of the prior fiscal year and non-interest expenses increased by 5.8% to 62.9 billion yen, resulting in loss before income taxes of 45.1 billion yen.

Other Operating Results

Net revenue was 202.1 billion yen. Income before income taxes was 36.4 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2011 (A)	September 30, 2010 (B)
Net revenue	202.1	48.3	318.1
Non-interest expenses	165.7	39.9	315.4

Income (loss) before income taxes	36.4	8.5	330.9

Segment Information – Operating Segment (UNAUDITED)

	Millions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2011 (A)	September 30, 2010 (B)
Net revenue

Business segment information:
Retail	178,169	198,712	(10.3)
Asset Management	34,794	31,959	8.9
Wholesale	220,566	272,014	(18.9)

Subtotal	433,529	502,685	(13.8)
Other	202,064	48,327	318.1

Net revenue	635,593	551,012	15.4

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(3,639)	(15,565)	—

Net revenue	631,954	535,447	18.0

Non-interest expenses

Business segment information:
Retail	145,426	138,191	5.2
Asset Management	22,635	23,793	(4.9)
Wholesale	308,517	305,519	1.0

Subtotal	476,578	467,503	1.9
Other	165,650	39,876	315.4

Non-interest expenses	642,228	507,379	26.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	642,228	507,379	26.6

Income (loss) before income taxes

Business segment information:
Retail	32,743	60,521	(45.9)
Asset Management	12,159	8,166	48.9
Wholesale	(87,951)	(33,505)	—

Subtotal	(43,049)	35,182	—
Other *	36,414	8,451	330.9

Income (loss) before income taxes	(6,635)	43,633	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(3,639)	(15,565)	—

Income (loss) before income taxes	(10,274)	28,068	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”. The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the six months ended		(A-B)/(B)
	September 30, 2011 (A)	September 30, 2010 (B)
Net gain (loss) related to economic hedging transactions	2,716	(791)	—
Realized gain (loss) on investments in equity securities held for operating purposes	498	(463)	—
Equity in earnings of affiliates	5,445	2,356	131.1
Corporate items	4,341	3,026	43.5
Others	23,414	4,323	441.6

Total	36,414	8,451	330.9

Note:	Certain reclassifications of previously reported amounts have been made to conform to the current period presentation.

RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION THEREOF

The following table sets forth the ratio of earnings to fixed charges and the amount of fixed charge deficiency of Nomura for the six months ended September 30, 2011, in accordance with U.S. GAAP.

Millions of yen
For the six months ended September 30, 2011
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	¥(12,430)
Add: Fixed charges	172,903
Distributed income of equity investees	2,255

Earnings as defined	¥162,728

Fixed charges	¥172,903
Ratio of earnings to fixed charges (1)	—
Fixed charge deficiency (2)	10,175

(1)

For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of pre-tax income (loss) before adjustment for income or loss from equity investees, plus (i) fixed charges and (ii) distributed income of equity investees. Fixed charges consist of interest expense. Fixed charges exclude premium and discount amortization as well as interest expense, which are included in Net gain (loss) on trading. Fixed charges also exclude interest within rent expense, which is insignificant.

(2)	The earnings for the six months ended September 30, 2011 were insufficient to cover fixed charges.

CAPITALIZATION AND INDEBTEDNESS(3)

The following table sets forth, on a U.S. GAAP basis, the consolidated capitalization and indebtedness of Nomura as of September 30, 2011. There has been no material change in Nomura’s capitalization and indebtedness since September 30, 2011.

Millions of yen
As of September 30, 2011
Short-term borrowings	¥1,196,630
Long-term borrowings	8,754,189
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares at September 30, 2011
Issued—3,822,562,601 shares at September 30, 2011
Outstanding—3,661,224,195 shares at September 30, 2011	594,493
Additional paid-in capital	684,777
Retained earnings	1,026,367
Accumulated other comprehensive loss	(166,884)

Total NHI shareholders’ equity before treasury stock	2,138,753
Common stock held in treasury, at cost—161,338,406 shares at September 30, 2011	(101,195)

Total NHI shareholders’ equity	2,037,558
Noncontrolling interests	276,815

Total equity	2,314,373

Total capitalization and indebtedness	¥12,265,192

(3)

Nomura and its certain subsidiaries enter into various guarantee arrangements in the form of standby letters of credit and other guarantees with third parties. The amount of potential future payments under these guarantee contracts outstanding as of September 30, 2011 was ¥18,091 million.

Disclaimers

•	This document is produced by Nomura. Copyright 2011 Nomura Holdings, Inc. All rights reserved.

•

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

•

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

•

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

•

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only Nomura’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside Nomura’s control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

•

The review process of the quarterly consolidated financial statements for this period has not been completed by the independent auditors at the point of disclosing this Supplement for Financial Highlights. As a result of such review, certain of the information set forth herein could be subject to revision, possibly material, in Nomura’s Quarterly Securities Report on Form 6-K for the period ended September 30, 2011.